Exhibit 99.1
                                [GRAPHIC OMITTED]


                             NOTICE TO SHAREHOLDERS

                              PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on November 8th, 2005, deliberated about the proposals presented by management with regards to the payment of dividends for the third quarter of 2005. The amounts will be calculated and paid based on the position held by shareholders on November 18th, 2005. The payment date will be November 30th, 2005, and constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

       COMPANY                                 AMOUNT PER SHARE
                                         COMMON AND PREFERRED SHARES
--------------------------------------------------------------------------------
METALURGICA GERDAU S.A.                             R$ 0.75

GERDAU S.A.                                         R$ 0.45

Please note that shares acquired on November 21st, 2005, and thereafter, will be traded EX-DIVIDEND.

                 Additional information can be obtained at our
             Shareholders Department, located at Av. Farrapos 1811,

                      90220-005 Porto Alegre / RS - Brazil
               Phone: +55 (51) 3323-2211 - Fax: +55 (51) 3323-2281
                         E-mail acionistas@gerdau.com.br


                        Porto Alegre, November 8th, 2005.



                             Osvaldo Burgos Schirmer
                                 Vice President
                           Investor Relations Director